C3is Inc.

2025 Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

C3is Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of C3is Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 22, 2026

We have served as the Company’s auditor since 2022.

C3is Inc.

Consolidated balance sheets

As of December 31, 2024 and December 31, 2025

(Expressed in United States Dollars, Except for share Data)

		December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		4,640,343	616,640
Time deposits		7,948,706	14,323,999
Trade and other receivables		2,815,442	4,262,887
Other current assets	(Note 10)	—	282,992
Operating lease right-of-use assets		28,768	24,751
Advances and prepayments		21,951	15,378
Inventories	(Note 4)	884,148	1,312,062

Total current assets		16,339,358	20,838,709

Non current assets
Vessels, net	(Note 5)	84,149,805	77,647,921

Total non current assets		84,149,805	77,647,921

Total assets		100,489,163	98,486,630

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable		908,342	1,804,473
Payable to related parties	(Note 3)	16,319,561	381,779
Accrued and other liabilities	(Note 6)	1,272,095	911,201
Operating lease liabilities		28,768	24,751
Deferred income		162,108	235,651

Total current liabilities		18,690,874	3,357,855

Non current liabilities
Warrant liability	(Note 8)	10,437,034	29,161

Total non current liabilities		10,437,034	29,161

Total liabilities		29,127,908	3,387,016

Commitments and contingencies	(Note 13)
Capital stock, $0.01 par value, 2,000,000,000 shares authorized at December 31, 2024 and 2025, 35,324 and 659,668 issued and outstanding at December 31, 2024 and 2025, respectively (Note 8)		353	6,597
Preferred Stock, 200,000,000 shares authorized (Note 8) Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025 (Note 8)		6,000	6,000
Additional paid-in capital		71,097,850	90,601,172
Retained earnings		257,052	4,485,845

Total stockholders’ equity		71,361,255	95,099,614

Total liabilities and stockholders’ equity		100,489,163	98,486,630

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.

Consolidated statements of operations

For the years ended December 31, 2023, 2024 and 2025

(Expressed in United States dollars, Except for Number of Shares)

		For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
Revenues
Revenues	(Note 10)	28,738,982	42,296,101	34,755,612

Total revenues		28,738,982	42,296,101	34,755,612

Expenses
Voyage expenses		7,291,129	13,597,685	12,325,368
Voyage expenses – related parties	(Note 3)	340,266	522,628	434,921
Vessel operating expenses	(Note 11)	4,716,536	8,238,848	9,049,036
Vessel operating expenses – related parties	(Note 3,11)	79,250	134,667	133,500
Dry-docking costs		183,090	—	1,877,238
Depreciation	(Note 5)	4,104,720	6,177,651	6,501,884
Management fees – related parties	(Note 3)	396,000	586,960	642,400
General and administrative expenses		679,156	2,496,408	1,881,605
General and administrative expenses – related parties	(Note 3)	520,874	479,288	545,230

Total expenses		18,311,021	32,234,135	33,391,182

Income from operations		10,427,961	10,061,966	1,364,430

Other (expenses)/income
Interest and finance costs		(4,471)	(13,105)	(8,397)
Interest and finance costs – related parties	(Note 3)	(1,363,360)	(2,460,705)	(365,935)
Interest income		36,107	950,816	327,840
Foreign exchange gain/(loss)		195,675	(160,262)	(63,677)
(Loss)/gain on warrants	(Note 8)	—	(11,127,077)	9,218,949

Other (expenses)/income, net		(1,136,049)	(12,810,333)	9,108,780

Net income/(loss)		9,291,912	(2,748,367)	10,473,210

Earnings/(loss) per share (Note 9)
-Basic		47,133.25	(351.58)	46.50
-Diluted		18,911.99	(351.58)	3.98

Weighted average number of shares (Note 9)
-Basic		181	23,007	89,967
-Diluted		487	23,007	350,055

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.

Consolidated statements of stockholders’ equity

For the years ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Balance, January 1, 2023	500	—	—	—	—	—	38,894,205	38,894,205

Net increase in former Parent Company investment	—	—	—	—	—	—	3,305,083	3,305,083
Net income for the period from January 1, 2023 to Spin-Off	—	—	—	—	—	—	390,691	390,691
Cancellation of capital stock	(500)	—	—	—	—	—	—	—
Capitalization at Spin-Off:
-Issuance of capital stock -Issuance of preferred stock	106	1	—	—	29,953,978	—	(29,953,979)	—
	—	—	600,000	6,000	12,630,000	—	(12,636,000)	—
Issuance of common stock (including the exercise of warrants) net of issuance costs	159	2	—	—	4,419,176	—	—	4,419,178
Net income for the period from the spin-off to December 31, 2023	—	—	—	—	—	8,901,221	—	8,901,221
Dividends declared on Series A preferred shares ($0.67 per preferred share)	—	—	—	—	(20,833)	(383,334)	—	(404,167)
Down round deemed dividend on Series A preferred shares ($0.29 per preferred share)	—	—	—	—	171,968	(171,968)	—	—
Issuance of restricted shares and stock-based compensation	26	—	—	—	37,638	—	—	37,638

Balance, December 31, 2023	291	3	600,000	6,000	47,191,927	8,345,919	—	55,543,849

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Issuance of common stock, net of issuance costs (Note 8)	4,931	49	—	—	4,315,897	—	—	4,315,946
Exercise of warrants (Note 8)	28,969	290	—	—	14,674,182	—	—	14,674,472
Issuance of restricted shares and stock-based compensation	1,133	11	—	—	337,844	—	—	337,855
Dividends declared on Series A preferred shares ($1.27 per preferred share)	—	—	—	—	—	(762,500)	—	(762,500)
Down round deemed dividend on Series A preferred shares ($7.63 per preferred shares (Note 8)	—	—	—	—	4,578,000	(4,578,000)	—	—
Net loss for the year ended December 31, 2024	—	—	—	—	—	(2,748,367)	—	(2,748,367)

Balance, December 31, 2024	35,324	353	600,000	6,000	71,097,850	257,052	—	71,361,255

Exercise of warrants (Note 8)	209,344	2,094	—	—	3,891,307	—	—	3,893,401
Stock-based compensation	—	—	—	—	375,224	—	—	375,224
Issuance of common stock (including the exercise of pre-funded warrants), net of issuance costs (Note 8)	415,000	4,150	—	—	9,752,791	—	—	9,756,941
Dividends declared on Series A preferred shares ($1.27 per preferred shares) (Note 8)	—	—	—	—	—	(760,417)	—	(760,417)
Down round deemed dividend on Series A preferred shares ($9.14 per preferred shares (Note 8)	—	—	—	—	5,484,000	(5,484,000)	—	—
Net income for the year ended December 31, 2025	—	—	—	—	—	10,473,210	—	10,473,210

Balance, December 31, 2025	659,668	6,597	600,000	6,000	90,601,172	4,485,845	—	95,099,614

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.

Consolidated statements of cash flows

For the years ended December 31, 2023, 2024 and 2025

(Expressed in United States Dollars)

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Cash flows from operating activities:
Net income/(loss) for the year	9,291,912	(2,748,367)	10,473,210
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	4,104,720	6,177,651	6,501,884
Share based compensation	37,638	337,855	375,224
Unrealized foreign exchange (gain)/loss on time deposits	(241,967)	156,921	—
Loss/(gain) on warrants	—	11,127,077	(9,218,949)
Non-cash lease expense	—	33,422	66,776
Offering costs attributable to warrant liability	—	1,078,622	—
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(9,768,670)	7,628,055	(1,447,445)
Due from related party	146,708	—	—
Other current assets	(33,846)	33,846	(282,992)
Advances and prepayments	(43,927)	58,316	6,573
Inventories	(523,624)	(194,879)	(427,914)
Increase/(Decrease) in
Trade accounts payable	(245,125)	361,325	896,131
Payable to related parties	2,238,516	375,645	(2,586,549)
Changes in operating lease liabilities	—	(33,422)	(66,776)
Accrued liabilities	460,973	637,798	(360,894)
Deferred income	215,836	(53,728)	73,543

Net cash provided by operating activities	5,639,144	24,976,137	4,001,822

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessels	(4,300,000)	(1,623,125)	(161,900)
Increase in bank time deposits	(8,126,450)	(27,949,881)	(21,123,999)
Maturity of bank time deposits	—	28,212,671	14,748,706

Net cash used in investing activities	(12,426,450)	(1,360,335)	(6,537,193)

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—	—
Proceeds from follow-on offering	5,003,250	13,147,990	11,000,000
Proceeds from exercise of warrants	—	5,852,396	2,704,477
Stock issuance costs	(584,072)	(1,778,633)	(1,243,059)
Dividends paid on preferred shares	(241,667)	(762,500)	(568,750)
Repayment of seller and capital expenditures financing	—	(36,130,000)	(13,381,000)

Net cash provided by/ (used in) financing activities	7,482,594	(19,670,747)	(1,488,332)

Net increase/(decrease) in cash and cash equivalents	695,288	3,945,055	(4,023,703)
Cash and cash equivalents at beginning of year	—	695,288	4,640,343

Cash and cash equivalents at end of year	695,288	4,640,343	616,640

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Supplemental Cash Flow Information
Cash paid for interest in relation to seller financing	—	3,000,000	1,190,000
Non-cash Investing and Financing Activities
Vessel acquisition included in payable to related parties	36,130,000	13,542,900	—
Cashless exercise of Class B1, Class B2, Class C1 and Class C2 warrants	—	1,768,665	1,188,924
Dividends on preferred shares Series A included in payable to related parties	162,500	162,500	354,167

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.

Notes to the consolidated financial statements

(Expressed in United States dollars)

1.	Basis of Presentation and General Information

C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company” or “IMPP”) on July 25, 2022, under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023, in exchange for 106 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 106 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.

On July 7, 2022, European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) entered into an agreement to sell their vessels to Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc., respectively, for $39 million. C3is Inc. Predecessor is affiliated with the family of the CEO of IMPP and as such the Company and C3is Inc. Predecessor are related parties. On September 21, 2022, Dry Bulk International Trading and Shipping Inc. acquired the vessel “Eco Bushfire” from European Institute of Regional Investments Inc. and on October 19, 2022, Raw Commodities and Exports Inc. acquired the vessel “Eco Angelbay” from Agricultural Paneuropean Investments Inc.

The accompanying consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted using the historical carrying costs of its assets and liabilities from their dates of incorporation. For periods up to June 21, 2023, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Initial Fleet. In addition, for periods up to June 21, 2023, net former Parent Company contributions to equity, which represent finance of part or all of the acquisition cost of the Initial Fleet, have been accounted for through the net former Parent Company investment account. Net former Parent Company investment represents IMPP’s interest in the Company’s net assets including the Company’s accumulated results, and the net cash contributions from and to IMPP. The reporting and functional currency of the Company is the United States Dollar.

On December 31, 2025, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium, or short-term charters.

The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Before the completion of the Spin-off on June 21, 2023, the Company’s vessels were managed by Stealth Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer. Stealth Maritime Corporation S.A. is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. and Stealth Maritime Corporation S.A. are herein referred to as the “Manager.”

At December 31, 2025, the subsidiaries included in the Company’s consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/04/2024	Eco Spitfire	33,664	10/05/2024
Magnificent Hydrocarbons Inc.*	18/12/2025	—	—	—

*	Magnificent Hydrocarbons Inc. is associated with the acquisition of one South Korean-built product tanker that is scheduled for delivery by the third quarter of 2026 (Note 3).

On April 12, 2024, on December 31, 2024, on April 3, 2025, and on January 25, 2026, the Company effected a 1-for-100, a 1-for-2.5, a 1-for-6 and a 1-for-20 reverse stock splits, of its shares of common stock (collectively referred to as “RSS”), respectively. All share and per share amounts disclosed in these consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split.

During the years ended December 31, 2023, 2024 and 2025, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
A	24%	—	—
B	22%	27%	16%
C	—	10%	—
D	—	14%	—
E	—	—	23%
F	—	—	15%
G	—	—	12%

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of C3is Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Time Deposits: Time deposits held with banks with original maturities longer than three months are classified and presented as Time Deposits. In the event remaining maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the period presented.

Inventories: Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels, Net: Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price, less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

Impairment or Disposal of Long-lived Assets: The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessels.

Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Accounting for Revenue and Related Expenses: The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time, and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is to provide the charterer with an integrated transportation service within a specified time period. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred income represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. In addition, vessel voyage expenses include bunkers and port expenses incurred while the vessels are idle or in transit for the scheduled dry-docking, during periods when no active charter party agreement is in place. Brokerage commissions are paid to shipbrokers and the Manager for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Segment Reporting: The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results by each type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of operations. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by total charter revenues of the fleet and the CODM assesses performance for the vessel operations and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative convertible preferred shares (whether or not earned) and deemed dividends due to down round financings reduce/increase the income/(loss) available to common shareholders. Diluted earnings/(loss) attributable to common shareholders per common share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the-if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings/(loss) per share.

Offering costs: Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” to determine the classification of its warrants and convertible preferred shares as either liabilities or equity. ASC 480 requires that a freestanding instrument which contains an obligation that may require the issuer to redeem in cash, be classified as a liability and accounted for at fair value. The Company further analyses the key features of its warrants and convertible preferred shares and examines whether certain of these features affect their classification under ASC 815.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares and options to purchase common shares that may be granted to employees of the Company, to employees of the Manager and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The fair value of each option to purchase a common share granted is estimated on the date of the grant using the Black-Scholes option pricing model. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The restricted shares and the options to purchase common shares that contain a time-based service vesting condition are considered non-vested on the grant date and the total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.

Dividends: Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

Recent Accounting Pronouncements:

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessel purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the consolidated balance sheets.

The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services and the related expense is included in “Vessel operating expenses – related parties” in the consolidated statements of operations.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related parties” in the consolidated statement of operations.

In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. up to June 21, 2023 has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under Imperial Petroleum Inc.’s fleet compared to the number of calendar days of the total Imperial Petroleum Inc.’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – related parties”).

The current account balance with the Manager at December 31, 2024 and 2025 was a liability of $1,441,251 and $27,612, respectively. The liability as of December 31, 2024 and 2025 mainly represents payments made by the Manager on behalf of the Company.

On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000. The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e., $4,300,000 was paid in cash, while the remaining amount of $38,700,000 was paid in July 2024 and had no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000 that was paid in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $1,363,360 for the period from July 14, 2023 to December 31, 2023 and $1,636,640 for the period from January 1, 2024 to July 14, 2024 is included in “Interest and finance costs – related party” in the consolidated statement of operations.

On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s Non-Executive Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000 (Note 5). The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e., $1,619,000 was paid in cash, while the remaining amount of $14,571,000 is payable in April 2025 and has no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 paid in April 2025, was accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $824,065 for the period from May 10, 2024 to December 31, 2024 and $365,935 for the period from January 1, 2025 to April 10, 2025 is included in “Interest and finance costs – related party” in the consolidated statement of operations.

On December 15, 2025, the Company entered into a memorandum of agreement with Perfect Storm Inc., a company affiliated with members of the family of the Company’s Non-Executive Chairman for the acquisition of the vessel “San Remo” for a consideration of $16,880,000. No deposit was paid as of December 31, 2025. The vessel will be delivered to the Company the third quarter of 2026.

The current account balance with Imperial Petroleum Inc. at December 31, 2025 was a liability of $354,167 (2024: $162,500). The liability relates to the accrued dividend payable on Series A Preferred Shares.

The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the Company’s Non-Executive Chairman, at December 31, 2025 was nil (2024: a liability of $14,715,810). The liability as of December 31, 2024, related to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which includes the Remaining purchase price, accrued interest of $824,065 and payables of $510,745 relating to inventory on board the vessel, which was settled during the year ended December 31, 2025.

The amounts charged by the Company’s related parties comprised the following:

	Location in consolidated statements of operations	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Management fees charged by Brave Maritime Corp.	Management fees – related parties	245,520	586,960	642,400
Management fees charged by Stealth Maritime Corp.	Management fees – related parties	150,480	—	—
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related parties	283,141	522,628	434,921
Brokerage commissions charged by Stealth Maritime Corp.	Voyage expenses – related parties	57,125	—	—
Superintendent fees	Vessels’ operating expenses – related parties	5,500	25,500	13,500
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related parties	43,750	109,167	120,000
Crew management fees charged by Stealth Maritime Corp.	Vessels’ operating expenses – related parties	30,000	—	—
General and administrative expenses – former parent	General and administrative expenses-related parties	268,089	—	—
Executive compensation	General and administrative expenses-related parties	252,785	445,866	478,454
Rental expense	General and administrative expenses -related parties	—	33,422	66,776
Commissions – vessel purchased	Vessels, net	430,000	161,900	—
Interest expense	Interest and finance costs – related party	1,363,360	2,460,705	365,935

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Bunkers	554,165	1,026,545
Lubricants	329,983	285,517

Total	884,148	1,312,062

5.	Vessels, Net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, January 1, 2024	79,824,125	(4,662,694)	75,161,431

Acquisitions and improvements	15,166,025	—	15,166,025
Depreciation for the year	—	(6,177,651)	(6,177,651)

Balance, December 31, 2024	94,990,150	(10,840,345)	84,149,805

Depreciation for the year	—	(6,501,884)	(6,501,884)

Balance, December 31, 2025	94,990,150	(17,342,229)	77,647,921

The additions during the year ended December 31, 2024 related to the acquisition of the vessel “Eco Spitfire” (Note 3) as well as other capitalized costs related to the specific vessel.

At December 31, 2024 and 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As of December 31, 2024 and 2025, as the undiscounted net operating cash flows, for the three and two vessels, respectively, whose fair value was below their carrying value, exceeded each vessel’s carrying value, no impairment was recorded.

6.	Accrued and Other Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Vessel operating and voyage expenses	1,120,916	637,355
Administrative expenses	151,179	273,846

Total	1,272,095	911,201

7.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, balances with related parties, trade accounts payable, accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, time deposits, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1, and Class C2 warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity

Under the Company’s amended articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share, of which 659,668 had been issued as of December 31, 2025. As part of the Spin-off discussed in Note 1, the Company issued a total of 106 common shares and 600,000 of 5.00% Series A Perpetual Convertible Preferred Shares.

Common shares:

i)	Description

Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.

ii)	Nasdaq Notifications

On August 24, 2023, the Company received a notification from the Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until February 20, 2024.

On February 22, 2024, the Company received a notification from the Listing Qualification Department of Nasdaq notifying the Company that it had been granted an additional 180-day compliance period, or until August 19, 2024, to regain compliance with the minimum $1.00 bid price per share requirement of the Nasdaq’s Listing Rule 5550(a)(2). On March 15, 2024, the Company received a notice from Nasdaq that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days, through March 14, 2024, and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to delist the Company’s common stock from the Nasdaq Capital Market. Effective as of the opening of trading on April 12, 2024, the Company effected a 1-for-100 reverse stock split of its shares of common stock to regain compliance with Nasdaq’s rules. Effective as of December 31, 2024, the Company effected a 1-for-2.5 reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 2, 2025. Effective as of April 3, 2025, the Company effected a 1-for-6 reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on April 4, 2025. Effective as of January 25, 2026, the Company effected a 1-for-20 reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 26, 2026. No fractional shares were issued in connection with the reverse splits. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

iii)	Equity Offerings – common stock and warrants

On July 5, 2023, the Company completed a registered offering and issued 12 common shares, pre-funded warrants to purchase 147 common shares, all of which have subsequently been cash exercised for $0.01 per share, and 4,765,000 Class A warrants, for net proceeds, after discounts and commissions and other issuance costs, of $4,419,178. As of December 31, 2025, no Class A warrants had been exercised. As of December 31, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants were 158 common shares at an exercise price of $31,500.00 per share. The above exercise price and number of shares issuable upon exercise of Class A warrants reflect the proportionate adjustment following the RSS (Note 1)

The Company in its assessment for the accounting of the Class A warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

On January 23, 2024, the Company completed a registered offering and issued 931 common shares, 16,100,000 Class B1 warrants exercisable to 537 common shares at an exercise price of $11,250.00 (subject to further adjustments, as described below) or pursuant to an alternative zero cash exercise option for no consideration and 32,200,000 Class B2 warrants, exercisable to 1,073 common shares, at an exercise price of $12,750.00 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $6,132,714. As of December 31, 2024, 6,721 common shares were issued upon the cashless exercise of Class B1 warrants with a fair value of $3,848,811 and 11,084 common shares were issued upon the exercise of Class B2 warrants with a fair value of $707,258, for net proceeds of $4,229,276. In the year ended December 31, 2025, no Class B1 warrants were exercised, 26,498 common shares were issued upon the exercise of Class B2 warrants for net proceeds of $1,610,543 and 4,897 common shares were issued upon the cashless exercise of Class B2 warrants. The aggregate 31,395 common shares issued had a fair value of $255,139. The above exercise price and number of shares issuable upon exercise of Class B1 and Class B2 warrants reflect the proportionate adjustment following the RSS (Note 1).

On March 19, 2024, the Company completed a registered offering and issued 4,000 common shares, 67,450,000 Class C1 warrants exercisable to 2,248 common shares at an exercise price of $2,250.00 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and 134,900,000 Class C2 warrants, exercisable to 4,497 common shares, at an exercise price of $2,550.00 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $5,281,565. As of December 31, 2024, 6,981 common shares were issued upon the cashless exercise of Class C1 warrants with a fair value of $4,043,941 and 4,183 common shares were issued upon the exercise of Class C2 warrants with a fair value of $266,987, for net proceeds of $1,578,198. In the year ended December 31, 2025, no Class C1 warrants were exercised, 17,999 common shares were issued upon the exercise of Class C2 warrants for net proceeds of $1,093,909 and 11,200 common shares were issued upon the cashless exercise of Class C2 warrants. The aggregate 29,199 common shares issued had a fair value of $933,784. The above exercise price and number of shares issuable upon exercise of Class C1 and Class C2 warrants reflect the proportionate adjustment following the RSS (Note 1).

On October 9, 2025, the Company completed a registered direct offering and issued 40,000 common shares, with net proceeds, after discounts and commissions and other issuance costs, of $1,627,152. The above number of shares reflects the proportionate adjustment following the RSS (Note 1).

On December 12, 2025, the Company completed a registered offering and issued 85,000 common shares, pre-funded warrants to purchase 290,000 common shares, all of which have been cash exercised for $0.0002 per share, 7,500,000 Class D warrants and 7,500,000 Class E warrants, for net proceeds, after discounts, commissions and other issuance costs, of $8,129,789.

Class D warrants were exercisable for up to 1,308,140 common shares and expire five years from issuance. The initial exercise price was $24.00 per share, subject to periodic adjustments, or pursuant to an alternative cashless exercise option for no consideration. On the tenth trading day following issuance, the exercise price was reset to the greater of (i) 20% of the Nasdaq price (as defined in Nasdaq Listing Rule 5635(d)) and (ii) the lesser of the then exercise price and the lowest VWAP during the ten-trading-day period, with a corresponding proportional increase in the number of underlying shares to maintain the aggregate exercise price. Thereafter, the exercise price is subject to semi-annual adjustments based on the greater of (i) 20% of the Nasdaq price and (ii) the lesser of the then exercise price and the lowest VWAP during the applicable five-trading-day period, with no change in the number of underlying shares. As of December 31, 2025, no Class D warrants were exercised, the exercise price of the Class D warrants was $6.88 per share and the number of common shares that can potentially be issued were 1,308,140 common shares. The above exercise price and number of shares issuable upon exercise of Class D warrants reflect the proportionate adjustment following the RSS (Note 1).

Class E warrants were exercisable for up to 933,139 common shares with no expiration at an exercise price of $0.0002 or pursuant to a net cashless exercise provision. As of December 31, 2025, 128,750 common shares were issued upon the exercise of Class E warrants for net proceeds of $26 and 20,000 common shares were issued upon the net cashless exercise of Class E warrants. As of December 31, 2025, the exercise price of the

Class E warrants was $0.0002 per share and the number of common shares that can potentially be issued were 784,389 common shares. The above exercise price and number of shares issuable upon exercise of Class E warrants reflect the proportionate adjustment following the RSS (Note 1).

The Company in its assessment for the accounting of the Class D and Class E warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

As of December 31, 2025, the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was $3.0391, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 3, 2025 (Note 1), and the number of shares issuable upon exercise of the warrants, is presented below. Following the reverse stock split effective on January 25, 2026 (Note 1), the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was decreased to $1.5131, based on the lowest daily VWAP for the Company’s common stock during an adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on January 25, 2026, and the number of shares issuable upon exercise of the warrants was increased, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

Warrant	Shares to be issued upon exercise of remaining warrants based on the estimated exercise price of $3.0391 as of December 31, 2025	Shares to be issued upon exercise of remaining warrants existed as of December 31, 2025 based on the exercise price of $1.5131 as of April 22, 2026
Cl Class B1	52,511	105,470
Class B2	2,316,754	4,653,260
Class C1	12,649	25,406
Class C2	2,410,210	4,840,969
Total	4,792,124	9,625,105

The Company in its assessment for the accounting of the Class B1, Class B2, Class C1 and Class C2 warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that these warrants should be classified as liability due to certain exercise price adjustment clauses included in warrant terms, which provide for a reduction in the warrants’ initial exercise price. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statement of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled.

During the year ended December 31, 2024, of the total gross proceeds of the offerings amounting to $13,147,990, $8,176,955 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants, representing their fair value at issuance, while the remaining gross proceeds of the offerings amounting to $4,971,035 were allocated to common shares. Of the total issuance costs of the offerings amounting to $1,733,711, $1,078,622 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants based on their relative fair value to the total gross proceeds, were expensed immediately and were included in “General and administrative expenses” in the accompanying consolidated statement of operations, while the remaining $655,089 of the issuance costs were presented contra to the offering proceeds classified within equity.

During the years ended December 31, 2024 and 2025, upon the exercise of the Class B1, Class B2, Class C1 and Class C2 warrants, as described above, the Company marked the warrants to their fair value at the settlement date and then settled the warrant liability. As of December 31, 2024 and 2025, the Company re-valued the outstanding warrants classified as liabilities. For the years ended December 31, 2024 and 2025, the Company recognized a loss of $11,127,077 and a gain of $9,218,949, respectively, resulting from the change in the fair values of the liabilities for the unexercised warrants and the settlements of the liabilities throughout the periods, presented under “(Loss)/gain on warrants” in the accompanying consolidated statements of operations.

The value of the outstanding warrants as of December 31, 2024 and 2025, was $10,437,034 and $29,161, respectively, presented under ‘Warrant liability” in the accompanying consolidated balance sheets. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at their issuance and at each settlement and measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.

For the valuation at the issuance date of the Class B1 and Class B2 warrants, the Company used a volatility of 88.22%, a risk-free rate of 4.05% and a market value of common stock of $3,840.00.

For the valuation at the issuance date of the Class C1 and Class C2 warrants, the Company used a volatility of 83.75%, a risk-free rate of 4.31% and a market value of common stock of $900.00.

For the valuation at December 31, 2024, the Company used a volatility of 63.77%, a risk-free rate of 4.39% and a market value of common stock of $171.40.

For the valuation at December 31, 2025, the Company used a volatility of 60.67%, a risk-free rate of 3.73% and a market value of common stock of $4.60.

The following table presents the changes in the warrant liability over the years:

Balance as of January 1, 2024	—
Issuance of Class B1 and Class B2 warrants	4,123,210
Issuance of Class C1 and Class C2 warrants	4,053,745
Change in fair value of warrants	11,127,076
Exercise of warrants	(8,866,997)
Balance as of December 31, 2025	10,437,034
Change in fair value of warrants	(9,218,949)
Exercise of warrants	(1,188,924)
Balance as of December 31, 2025	29,161

Preferred shares:

5.00% Series A Perpetual Convertible Preferred Shares

As part of the Spin-off, on June 21, 2023, the Company issued to Imperial 600,000 5.00% Series A Preferred Shares (Note 1) with par value $0.01 and liquidation preference of $25 per share. Each share of Series A Preferred Stock shall entitle the holder to the number of votes equal to the number of shares of common stock into which the share of Series A Preferred Stock is then convertible multiplied by thirty (30) on all matters submitted to a vote of the stockholders of the Company; provided however, that no holder of Series A Preferred Stock may exercise voting rights pursuant to Series A Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Company. Unless the Company has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting as a single class, the Company may not (i) adopt any amendment to its articles of incorporation or statement of designations that adversely affects the Series A Preferred Shares, (ii) issue any parity securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears, (iii) create or issue any senior securities, (iv) effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets or (v) modify or change the nature of the Company’s or any subsidiary’s business.

The holder of the Series A Preferred Shares may elect to convert, in whole or in part, the Series A Preferred Shares into shares of common stock for a liquidation preference of $25 per share divided by the conversion price, that was the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing on and including June 21, 2023, which had amounted to $105,000, any time, subsequent to September 18, 2023. The conversion price shall be subject to adjustment from time to time (i) if the Company shall at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock, the conversion price in effect immediately before such combination shall be proportionately increased and (ii) in the event that the Company shall, at any time or from time to time, in a registered offering sell its common stock or convertible securities for aggregate consideration per share of common stock that is less than the conversion price then in effect, the conversion price shall be reduced (but not increased) to an amount equal to the aggregate consideration per share of common stock paid in such registered offering. The conversion price of Series A Preferred shares was adjusted to $2.50 as of December 31, 2025 and was further adjusted to $1.5131, after the reverse stock split effective on January 25, 2026, based on the daily volume weighted average price (“VWAP”) for the Common Stock during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split. Pursuant to ASC 260, Earnings per Share and as a result of the changes in the conversion price of the Series A Preferred shares, due to the adjusting events occurred during the year ended December 31, 2025, the Company recorded a deemed dividend for the down round adjustment of $5,484,000 (2024: $4,578,000, 2023: $171,968) which reduced income available to common shareholders in the Company’s earnings per share calculations (Note 9).

The holder of the Series A Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, shall be paid quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on October 15, 2023. Dividends on the Series A Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. The dividend rate of 5.00% per annum is not subject to adjustment. During the year ended December 31, 2023, the Company recognized dividends on its 600,000 Series A Preferred Shares of $404,167 of which $241,667 was paid during 2023 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. on January 15, 2024. During the year ended December 31, 2024, the Company recognized dividends on its 600,000 Series A Preferred Shares of $762,500 of which $600,000 was paid during 2024 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. during the first quarter of 2025. During the year ended December 31, 2025, the Company recognized dividends on its 600,000 Series A Preferred Shares of $760,417 of which $406,250 was paid during 2025 and the remaining amount of $354,167 was paid to Imperial Petroleum Inc. during the first quarter of 2026 (Note 3).

The Company in its assessment for the accounting of the Series A Preferred Shares determined that the Series A Preferred Shares should be classified as permanent equity instead of liability or temporary equity since they are not redeemable for cash or other assets unless upon an ordinary liquidation event. The Company further analyzed key features of the Series A Preferred Shares to determine whether they are more akin to equity or to debt and concluded that the Series A Preferred Shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to the applicable guidance in ASC 815 and concluded that derivative accounting was not applicable.

Series A Preferred Shares were initially measured at fair value. The valuation methodology applied comprised the bifurcation of the value of the Series A Perpetual Convertible Preferred shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The sum of the three components was used to estimate the value for the Series A Perpetual Convertible Preferred shares at $12,636,000.

9.	Earnings/(loss) per share

All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings/(loss) per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. Non-vested restricted stock does not have a contractual obligation to share in the losses and therefore, has been excluded from the basic loss per share calculation for the year ended December 31, 2024 due to the losses in 2024. The denominator of the basic earnings/(loss) per common share excludes any non-vested shares as such, they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings/(loss) per common share includes the total shares issuable upon the cashless exercise of the Class B1, Class C1 and Class E warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31, 2023		Year Ended December 31, 2024		Year Ended December 31, 2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income/(loss)	9,291,912	9,291,912	(2,748,367)	(2,748,367)	10,473,210	10,473,210
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(404,167)	—	(762,500)	(762,500)	(760,417)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares (Note 8)	(171,968)	—	(4,578,000)	(4,578,000)	(5,484,000)	—
Less: Undistributed earnings allocated to non-vested shares	(184,659)	(75,578)	—	—	(45,539)	(45,539)
Change in fair value of warrants	—	—	—	—	—	(9,035,642)

Net income/(loss) attributable to common shareholders	8,531,118	9,216,334	(8,088,867)	(8,088,867)	4,183,254	1,392,029
Denominator
Weighted average number of shares outstanding, basic	181	181	23,007	23,007	89,967	89,967

Series A Perpetual Convertible Preferred Shares (Note 8)	—	306	—	—	—	246,701

Warrants (Note 8)	—	—	—	—	—	13,387

Effect of dilutive shares	—	306	—	—	—	260,088

Weighted average number of shares outstanding, diluted	—	487	—	23,007	—	350,055

Earnings/(loss) per share	47,133.25	18,911.99	(351.58)	(351.58)	46.50	3.98

For 2025, the most dilutive method was the treasury stock method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 246,701 incremental shares and Class B2 and C2 warrants that were in the money as of the reporting date, calculated using the treasury stock method, resulted in 13,387 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards and options to purchase common shares and any incremental shares resulting for the exercise of the unexercised Class A and Class D warrants that were out of the money as of the reporting date, calculated using the treasury stock method. The aggregate number of unvested restricted shares was 566 (Note 14), the aggregate number of options to purchase common shares was 500 (Note 14) and the number of common shares that could potentially be issued under the outstanding Class A and Class D warrants were 158 and 1,308,140, respectively (Note 8).

For 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted shares and options to purchase common shares, any incremental shares resulting from the exercise of the unexercised Class A, B2 and C2 warrants that were out of the money as of the reporting date, calculated using the treasury stock method, as well as the 526,316 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of December 31, 2024, the number of common shares that can potentially be issued under the outstanding warrants are 677,454 common shares, the aggregate number of unvested restricted shares were 1,146 (Note 14) and the aggregate number of options to purchase common shares was 500 (Note 14).

For 2023, the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 306 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards and any incremental shares resulting for the exercise of the unexercised Class A Warrants that were out of the money as of the reporting date. The aggregate number of unvested restricted shares were 26 (Note 14) and the number of common shares that could potentially be issued under the outstanding Class A warrants were 158 (Note 8).

10.	Revenues

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Time charter revenues	9,690,949	10,950,204	11,066,533
Voyage charter revenues	17,567,737	29,685,230	22,786,177
Other income	1,480,296	1,660,667	902,902

Total	28,738,982	42,296,101	34,755,612

The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage, while the time charter hire is generally paid in advance.

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $2,209,749, $3,966,720 and $1,527,885, respectively, and is included within “Voyage charter revenues” in the above table.

As of December 31, 2024 and 2025, receivables from the Company’s voyage charters amounted to $1,246,222 and $3,077,724, respectively.

As of December 31, 2024 and 2025, the Company recognized nil and $282,992, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs have been included in “Other current assets” in the consolidated balance sheets.

As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $4,825,000 and $3,490,200, respectively. The Company recognized the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025. The Company will recognize the undelivered performance obligation as of December 31, 2025, as revenues in the first quarter of 2026.

The Company’s time charters have a duration of up to 2 months. As of December 31, 2025, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analysed as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Crew wages and relates costs	2,793,031	4,433,482	4,651,068
Insurance	234,649	454,422	359,360
Repairs and maintenance	417,680	949,259	1,057,577
Spares and consumable stores	957,360	1,751,111	2,115,412
Miscellaneous expenses	393,066	785,241	999,119

Total	4,795,786	8,373,515	9,182,536

12.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

13.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of December 31, 2025, amount to $1,730,000 during the year ending December 31, 2026.

As of December 31, 2025, the Company had total obligation, under the memoranda of agreement (Note 3) for the acquisition of the product tanker vessel “San Remo”, of $16,880,000, payable, during the twelve months ending December 31, 2026.

14.	Equity Compensation Plan

In 2023 the Company adopted an Equity Compensation Plan (“the Plan”) administered by its Board of Directors which can make awards totaling in aggregate up to 10% of the number of common shares outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the Plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. During the year ended December 31, 2025, no restricted shares or options were granted. During the year ended December 31, 2024, a total of 1,133 restricted shares and options to acquire up to 500 shares of common stock had been granted under the Plan since the first grant in the fourth quarter of 2023 (2023: 26 restricted shares).

Restricted shares:

On November 6, 2023, the Company granted 26 of non-vested restricted shares under the Company’s equity compensation plan to the Company’s CFO and to the non-executive Chairman of the Board of Directors of the Company. The fair value of each share granted was $12,750.00, which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vested on November 6, 2024 and the remaining 50% vested on November 6, 2025.

On September 16, 2024, the Company granted 1,133 of non-vested restricted shares under the Company’s equity compensation plan to the non-executive Chairman of the Board of Directors of the Company. The fair value of each share granted was $348.00, which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vested on September 16, 2025, and the remaining 50% vest on September 16, 2026.

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the years ended December 31, 2023, 2024 and 2025.

The stock-based compensation expense for the year ended December 31, 2025, amounted to $310,152 (2024: $313,972, 2023: $37,368), and is included in the consolidated statements of operations under the caption “General and administrative expenses”. A summary of the status of the Company’s non-vested restricted shares as of December 31, 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	—	—
Granted	26	12,750.00
Non-vested, December 31, 2023	26	12,750.00
Vested	(13)	(12,750.00)
Granted	1,133	348.00
Non-vested, December 31, 2024	1,146	491.40
Vested	(580)	(631.28)
Non-vested, December 31, 2025	566	348.00

The remaining unrecognized compensation cost relating to the shares granted amounting to $69,965 as of December 31, 2025, is expected to be recognized over the remaining period of 0.71 years, according to the contractual terms of those non-vested share awards.

Option to purchase common shares:

On September 16, 2024, the Company granted options to acquire up to 500 shares of common stock at an exercise price of $348.00 under the Plan to the non-executive Chairman of the Board of Directors of the Company. 50% of these options vested on September 16, 2025, and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $215.19. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 66.96%; expected term of 5.75 years. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility, calculated using approximately 6 years of historical data from comparable peer entities prior to the grant date.

The Company had no stock option activity during the year ended December 31, 2023. The stock-based compensation expense for the year ended December 31, 2025, amounted to $65,072 (2024: $23,883, 2023: nil), and is included in the consolidated statement of operations under the caption “General and administrative expenses”. A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2024, and 2025, is as follows:

	Option shares #	Exercise Price $
Outstanding, January 1, 2024	—	—
Granted	500	348.00
Outstanding, December 31, 2024	500	348.00
Exercisable, December 31, 2024	—	—
Outstanding, December 31, 2025	500	348.00
Exercisable, December 31, 2025	250	348.00

The remaining unrecognized compensation cost relating to the options granted amounting to $19,087 as of December 31, 2025, is expected to be recognized over the remaining period of 0.71 years, according to the contractual terms of those non-vested share options.

15.	Subsequent Events

Effective as of January 25, 2026, the Company effected a 1-for-20 reverse stock split of its shares of common stock (Note

On January 16, 2026, the Company entered into a memorandum of agreement with a company affiliated with members of the family of the Company’s Non-Executive Chairman for the acquisition of the vessel “Clean Fury” for a consideration of $22,900,000. No deposit was paid. The vessel was delivered to the Company on April 3, 2026.

In January and February 2026, an aggregate of 2,031,605 shares of common stock were issued upon cash exercise of 140,000 of Class B-2 warrants, 1,107,500 of Class C-2 warrants and 571,105 of Class E warrants, resulting to gross proceeds of approximately $1.9 million, and cashless exercise of 213,000 of Class E warrants.

On February 25, 2026, the Company entered into an At-The-Market issuance sales agreement with Aegis Capital Corp. Under the terms of the sales agreement, the Company may, from time to time, sell its common shares having an aggregate offering value of up to $98,000,000 through Aegis, as sales agent. During the first quarter of 2026, the Company issued 1.1 million shares of common stock, resulting in net proceeds of $1.6 million.

Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. At the date of issuance of these consolidated financial statements, the Company cannot predict the duration or financial effect of this matter.